SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549



02050739

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

SEC MAIL RECEIVED AUG 19 2002 WASH. D.C. 180 PROCESSING SECTION

For the Month of August 2, 2002

Commission file number: 0-30924

MARCONI PLC

(Exact name of Registrant as specified in its Charter)

One Bruton Street
London W1J 6AQ
England
(Address of principal executive offices)

PROCESSED

AUG 1 5 2002

P **THOMSON
FINANCIAL**

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F _X__   Form 40-F ____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes _____   No ___X__

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the "Reform Act"), Marconi plc (the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "positioned", "will", "may", "risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on such statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievement). Certain factors that may cause such differences include but are not limited to the following: (1) any major disruption in production at our key facilities; (2) changes in the environmental, tax and other laws and regulations, which, among other things, could cause us to incur substantial additional capital expenditures and operation and maintenance costs; and (3) adverse changes in the markets for our products, including as a result of increased competition in the highly competitive international markets for such products. These and other risks, uncertainties and factors are discussed in the Company's Registration Statement on Form F-1 and other filings with the Securities and Exchange Commission, including this Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to the Company's judgment as of the date hereof. Any such forward-looking statements are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

MARCONI SELLS ITS STRATEGIC COMMUNICATIONS BUSINESS TO FINMECCANICA FOR £387 million

London – 2 August, 2002 - Marconi plc (MONI) today announced it has completed the sale of its Strategic Communications business (Marconi Mobile Holdings SpA) to Finmeccanica SpA (Milan: SIFI) for approximately £387 million (€614 million).

The completed sale is not conditional on any approvals or consents. The proceeds, received today in the form of cash and in debt assumed by Finmeccanica, have had the effect of reducing Marconi's net debt.

Mike Parton, Marconi chief executive, said: "We have achieved a very positive outcome for Marconi and for Strategic Communications. Finmeccanica will be an excellent home for the business, its customers, management and employees."

Strategic Communications designs, manufactures and supplies communications and information systems, primarily for defence and security applications, including ground, naval, avionic communications/command and control systems. The company employs approximately 4,000 people in Italy, UK, Germany and Turkey and, in the financial year ended 31 March 2002, had sales of approximately £308 million (€502 million).

In the year-ended 31 March 2002, the Strategic Communications business made an operating contribution to Marconi plc's profits, before exceptional items, of approximately £30 million (€49 million). At the same date the business had net assets of approximately £201 million (€328 million). The sale of Marconi Mobile Holdings SpA does not include Marconi's Public Mobile Radio and Private Mobile Radio business units, which were demerged from Marconi Mobile Holdings before today's sale.

ENDS/...

About Finmeccanica S.p.A.
Finmeccanica is a high technology group active in the design and manufacture of aircraft, helicopters, satellites, missile systems, radars, components for power generation, trains, information technology services.

The Finmeccanica Group is the largest in Italy and ranks among the largest international groups in the sectors in which it operates - Aerospace, Defence, Energy, Transportation and Information Technology - developing highly sophisticated products and systems that require strong engineering and managerial skills, the use of electronics, information technology and innovative materials. The company, whose securities are traded on Milan Stock Exchange, is headquartered in Italy.

About Marconi plc
Marconi plc is a global company with research and development facilities in 19 countries, manufacturing operations in 16 countries, and customers in over 100 countries. Marconi delivers innovative solutions which transform communications, networks. Marconi plc is listed on the London Stock Exchange under the symbol MONI.

The company's customer base includes many of the world's largest telecommunications operators. The company is listed on the London Stock Exchange under the symbol MONI. Additional information about Marconi can be found at www.marconi.com.

This press release contains forward-looking statements with respect to products, partners, customers, future growth and other matters. Please refer to the Form 20-F report and Form 6-K reports filed by Marconi plc with the United States Securities and Exchange Commission for a discussion of risks that could cause actual results to differ materially from such statements.

Contacts

David Beck
Public Relations
+44 (0) 207 306 1490
david.beck@marconi.com

Heather Green
Investor Relations
+44 (0) 207 306 1735
heather.green@marconi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MARCONI PLC

By: _____

Name: M Skelly

Title: Secretary

Date: August 2, 2002